Aggressively Organic, Inc.

Financial Statements

December 31, 2017



Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

AGGRESSIVELY ORGANIC, INC.

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Aggressively Organic, Inc.
Fisher, Indiana

We have reviewed the accompanying financial statements of Aggressively Organic, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from April 10, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

January 24, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

AGGRESSIVELY ORGANIC, INC.

Balance Sheet
December 31, 2017

Assets

Current assets:		
Cash	$	187
Inventory		11,550
Total current assets	$	11,737

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:		
Due to related party, net	$	61,233
Long-term liabilities:		
Convertible notes		6,000
Total liabilities		67,233
Stockholders' equity (deficit):		
Common stock at $0.000001 par value, 100,000,000 shares authorized; 93,615,625 shares issued and outstanding in 2017		94
Additional paid-in capital		87,406
Accumulated deficit		(142,996)
Total stockholders' deficit		(55,496)
Total liabilities and stockholders' deficit	$	11,737

See report of independent accountants and accompanying notes to financial statements.

2

AGGRESSIVELY ORGANIC, INC.

Statement of Operations
For the period April 10, 2017 (inception) to December 31, 2017

Revenue	$	35,692
Cost of goods sold		3,635
Gross profit		32,057
Operating expenses:		
Personnel expenses		76,268
Advertising		37,016
Professional fees		28,703
Travel		12,637
Office expenses		11,974
Research and development		4,355
Other operating expenses		4,100
Total operating expenses		175,053
Net loss	$	(142,996)

See report of independent accountants and accompanying notes to financial statements.

AGGRESSIVELY ORGANIC, INC.

Statement of Changes in Stockholders' Equity (Deficit)
For the period April 10, 2017 (inception) to December 31, 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance April 10, 2017	$ -	$ -	$ -	$ -
Issuance of common stock	93	27,907	-	28,000
Convertible notes converted to common stock	1	59,499	-	59,500
Net loss	-	-	(142,996)	(142,996)
Balance December 31, 2017	$ 94	$ 87,406	$ (142,996)	$ (55,496)

See report of independent accountants and accompanying notes to financial statements.

Statement of Cash Flows
For the period April 10, 2017 (inception) to December 31, 2017

Cash flows from operating activities:		
Net loss	$	(142,996)
Adjustments to reconcile net loss to net cash from operating activities:		
Change in operating assets and liabilities:		
Inventory		(11,550)
Net cash used in operating activities		(154,546)
Cash flows from financing activities:		
Proceeds from issuance of convertible notes		65,500
Proceeds from related party advances, net		61,233
Proceeds from issuance of common stock		28,000
Net cash provided by financing activities		154,733
Net change in cash		187
Cash, beginning of period		-
Cash, end of period	$	187
Noncash transactions:		
Convertible notes converted to common stock	$	59,500

See report of independent accountants and accompanying notes to financial statements.

Notes to Financial Statements

1.   Summary of Significant Accounting Policies:

Nature of Business: Aggressively Organic, Inc. (the "Company") was incorporated in the state of Delaware on April 10, 2017 and operates out of Fisher, Indiana. The Company is a public benefits corporation that manufactures sustainable growing systems for plants and vegetables.

Management's Plans: The Company's strategic plan for 2018 is focused on launching a beta 2 Victory Garden Unit. This objective will be achieved by acquiring pre-orders and designing the system. The Company is focused on growing their high-margin counter garden business, along with new offerings of lower priced and other embodiments of systems and packages that remove the burden of entry to growing and provide greater accessibility options to more individuals, strategically partnering with commercial, non-profit and educational entities, refining, supporting and empowering current and new distributors, affiliates and partners and expanding new growth of the subscription business in our refill kits. The Company believes that the combination of its strategic plan and capital contributions from its Wefunder financing round will enable the Company to continue to grow on its path to become a leader in direct-to-consumer indoor gardening segments and to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory: Inventory consists of finished growing systems. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2017.

Revenue Recognition: The Company recognizes revenue from the sale of growing systems in the period in which those goods are provided. Revenue from retail sales are recognized when title and risk of loss pass to the customer, which is generally upon shipment.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $37,016 for 2017.

AGGRESSIVELY ORGANIC, INC.

Notes to Financial Statements, Continued

1. **Summary of Significant Accounting Policies, Continued:**

   Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

   Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

   Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

   Recent Accounting Pronouncements:

   Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

2. **Due to Related Party:**

   At December 31, 2017, the Company had amounts totaling $61,233 due to a former employee and stockholder of the Company. These amounts were advances to the Company to help fund operating expenses and do not bear interest. The advances outstanding at December 31, 2017 will be settled through a promissory note issued in 2018 (see Note 8).

3.   **Convertible Notes:**

The Company has various convertible notes outstanding at December 31, 2017 with a total principal amount of $6,000. The notes bear interest at 8% per annum and have beneficial conversion features upon which the principal will convert to common units equal to 80% of the per unit price paid by investors. The discount for the beneficial conversion feature is considered immaterial as a whole to the financial statements. The notes mature thirty six months after issuance if not converted to equity, with maturity dates ranging from June through July 2020. The notes will convert upon a successful financing round of $5,000,000 or an event leading to a change in control. Termination of the note will occur if any of the previous events take place or the note is settled by the Company in stock or payment of principal. The full principal amount of the convertible notes is outstanding at the date of the report.

4.   **Stockholders' Equity:**

Pursuant to its articles of incorporation, the Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.000001 per share. The holder of each share of common stock is entitled to one vote. At December 31, 2017, there were 93,615,625 shares issued and outstanding.

During 2017, the Company issued 93,453,125 shares of common stock to its founders in exchange for consideration totaling $28,000. The Company also converted various notes totaling $59,500 into 162,500 shares of common stock during 2017.

5.   **Stock Option Plan:**

During 2017, the Company established a stock option plan in which the Company is authorized to issue up to 1,000,000 shares of common stock associated with incentive stock options. As of December 31, 2017, there were no shares issued or outstanding related to the stock option plan. Options become vested over various terms ranging from three months to one year cliff vesting combined with a one to four year ratable vesting schedule. The term of options shall not be more than 10 years, and in the case of an incentive stock option granted to a person who at the time of the grant is a ten percent holder, the term shall not be more than 5 years from the date of grant.

6.   **Income Taxes:**

The Company has U.S. and state net operating loss carry forwards of approximately $143,000 at December 31, 2017, available to offset future taxable income in the U.S. which begin to expire in 2035.

6. **Income Taxes, Continued:**

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

7. **Leases:**

During 2017, the Company leased its co-working office space under a non-cancelable operating lease agreement. The office space was rented at an annual amount of $500 and had an initial term of one year. The lease can be renewed on an annual basis. The total rent expense related to this location was $500 for 2017. The Company renewed the lease effective January 1, 2018.

8. **Subsequent Events:**

Management has evaluated subsequent events through January 24, 2019, the date the financial statements were available for issuance, and has determined that other than disclosed below, no additional disclosures are necessary.

Effective July 1, 2018, the Company entered into a promissory note agreement with one of its former employees and shareholders. The principal balance of the note totaled $103,708 and matures on December 31, 2019. The note bears interest at 16% per annum and is collateralized by 850,000 shares of common stock. For every $1,000 of principal paid on the note, the note holder will relinquish and transfer to the Company 8,253 shares of the common stock. If the note is not repaid in full by the maturity date, the note holder will have the option to keep the remaining shares that have not been relinquished and transferred to the Company, in lieu of collecting the remaining payment on the note. The Company has made approximately $8,700 in payments on this note through the date of this report.

Effective June 27, 2018, the Company entered into a stock repurchase agreement with a former employee and shareholder of the Company. Under this agreement, the Company repurchased 5,666,667 shares of common stock at $0.000001 par value per share.

Effective July 12, 2018, the Company entered into a settlement and mutual release agreement with a former employee and stockholder of the Company. Under the terms of this agreement, the Company made a settlement payment of $22,257.